FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

April 15, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is April 15, 2009.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports positive results from its ongoing metallurgical studies on the Livengood deposit, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports the most recent results, performed by Kappes Cassiday & Associates of Reno, Nevada, focused on testing gold recovery enhancement.  The tests followed a proven gold recovery flow-sheet which utilized a combination of grinding, gravity concentration and cyanide leaching of the tails to increase average recoveries by 15% in the oxide/transition rock and by 30% in the un-oxidized rock, resulting in a global average gold recovery of 89%.  The significant increase in gold recovery indicates the economics of the Livengood deposit could be greatly enhanced by a high recovery milling operation for the higher grade ore and a low grade heap leach operation for the lower grade material, similar to that employed by the producing Fort Knox Mine located 60 miles to the south.  Additional testwork will seek to further improve and refine these encouraging results.

A summary of the gold recovery profiles for the two major ore types is shown in Table 1 with individual samples detailed in Table 2.

Table 1

Summary of Livengood Metallurgical Results

Mineralization Type	% Gold Recovery (-10 mesh)	% Gold Recovery (-200 mesh)	% Gold Recovery (-200 mesh + Gravity Con)
Oxide-Transitional	76%	82%	91%
Un-Oxidized	57%	71%	87%

Metallurgical Testing Results

The recent recovery tests were conducted on twenty four representative samples that had undergone previous minus 10 mesh (-10 mesh) bottle roll tests to determine if recoveries could be enhanced through grinding (milling option).  Compared to the -10 mesh leaching tests, the new data indicate that minus 200 mesh (-200 mesh) grinding plus gravity concentration increases average recoveries by 15% in the oxide/transition rock and by 30% in the un-oxidized rock.  The average concentration ratio of the gravity concentrates is exceptional, averaging approximately 100 to 1, resulting in a high-grade concentrate that averages 87.87 g/t gold.  Cyanide recovery on the tails after concentrate extraction is still 60%, resulting in high overall gold recovery for all ore types.  Further testing will determine if the gravity concentrate requires additional grinding in order to maximize gold extraction.

Table 2: Cyanide extraction results from 72 hour bottle roll tests conducted by Kappes Cassiday & Associates on -200 mesh material and with initial gravity concentration and cyanidization of the tailings material.
(The Hazen Research results on -10 mesh material are included for comparison)

Twenty-four samples were ground to -200 mesh and then split, with one portion undergoing whole ore bottle roll testing and the other portion going to a gravity concentrator.  Only 20 samples had sufficient material to do both tests.  The whole ore bottle roll tests were conducted on 1 kilogram aliquots with 40% solids in 1 gram/litre cyanide mixture.  During the test, samples were extracted at 2, 4, 8, 16, 24, 36, 48 and 72 hours to define an extraction curve.  The gravity concentration test involved feeding the sample through a Falcon SB40 Concentrator at 3 psig, 50 Hz and 20% solids three times.  Following the first two runs, the Falcon concentrate was hand panned and the middling returned to the tails for further concentration.  The final run concentrate was panned and the middlings separated.  The combined panned concentrate and final middlings were subsequently fire assayed while the tails were subjected to 72 hour bottle roll cyanide extraction.  The combined assays were used to calculate the total gold recovery.

Approximately half of the material included in the January 2009 resource estimate is classified as Oxidized/Transitional.  This ratio was used to estimate an overall average recovery for the Livengood deposit of approximately 89% for the -200 mesh, gravity concentrate plus cyanide leached tails group.  The Issuer is currently in the process of expanding its metallurgical sample database to represent the southern and recently defined south-western and north-eastern extensions of the Livengood mineralization.  These samples will be submitted for testing following completion of the current winter drilling program.

Qualified Person

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the President and CEO and holds common shares and incentive stock options.

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President, Exploration, and Chris Puchner, Chief Geologist (CPG 07048), of the Issuer, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of exploration and metallurgical testing programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for a significant expansion of the estimated Livengood resources, the potential for improving and enhancing the gold recoveries from the Livengood deposit, improving or enhancing the economics of any mining operation at Livengood, business and financing plans and business trends.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, should and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to obtain assay results in a timely manner due to laboratory workload, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified in the Issuer’s most recent Management Discussion and Analysis and Form 20F Annual Report.  All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its US disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in this press release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.  United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.

This material change report and other information released by the Issuer uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource, which are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or that they can be mined economically or legally.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or that it can be economically or legally mined.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this press release contains descriptions of the Issuer’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine. The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC. Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer's properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

April 16, 2009